Securities and Exchange Commission

February 17, 2023

A-Mark Precious Metals, Inc.

2121 Rosecrans Avenue, Suite 6300

El Segundo, California

90245

VIA EDGAR

February 17, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, D.C. 20549

Attention: Tony Watson and Suying Li

Re: A-Mark Precious Metals, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2022

Filed September 2, 2022

File No. 001-36347

Ladies and Gentlemen:

A-Mark Precious Metals, Inc. (the “Company” or “A-Mark”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated February 13, 2023 with respect to the above-referenced Form 10-K. For your convenience, the comments from the comment letter are repeated here, followed by the Company’s responses, and the paragraph numbering below corresponds to the numbering in the comment letter.

Form 10-K for the Fiscal Year Ended June 30, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measures

Earnings before interest, taxes, depreciation, and amortization, page 46

1. Your reconciliation of EBITDA to Operating Cash Flows presents the non-GAAP measure more prominently than the comparable GAAP measure. Please revise the

Securities and Exchange Commission

February 17, 2023

reconciliation to begin with the net cash used in operating activities for equal or greater prominence. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(b) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your disclosure in the Form 10-Q for fiscal quarter ended December 31, 2022 and Item 2.02 Form 8-K dated February 7, 2023.

Response: A-Mark acknowledges the Staff’s comment and advises the Staff that in future filings, the Company will disclose the most directly comparable GAAP measure with equal or greater prominence.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 55

2. Please tell us your consideration of including the disclosures in Item 305 of Regulation S-K since you are no longer a smaller reporting company.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, during its fiscal year ended June 30, 2021 and prior to December 31, 2021, the Company met the definition of a “smaller reporting company.” The Company determined on December 31, 2021, the last business day of the Company's most recently completed second fiscal quarter, that the Company no longer qualified as a smaller reporting company.

Section 5120.1(c) of the Staff's Financial Reporting Manual (“FRM”) provides that “[a]n issuer that no longer qualifies as a smaller reporting company at the determination date may continue to use the scaled disclosures permitted for a smaller reporting company through its annual report on Form 10-K and begin providing non-scaled larger company disclosure in the first Form 10-Q of the next fiscal year.” In addition, Smaller Reporting Company Regulatory Relief and Simplification, Release No. 33-8876 (Dec. 19, 2007) (the “SRC Adopting Release”) at footnote 97 provides that “[a] smaller reporting company required to transition to the larger reporting system after its determination date calculation will not be required to satisfy the larger reporting company disclosure requirements until the first quarter after the determination date fiscal year.” The SRC Adopting Release continues with an example, which explains that “a smaller reporting company with a fiscal year end of December 31, 2008 that is required to transition out of the scaled disclosure system into the larger company disclosure system will be required to do so beginning with the Form 10-Q for the first fiscal quarter of 2009, which would be due in May 2009.”

As a result, in accordance with FRM Section 5120.1(c) and the SRC Adopting Release, the Company was permitted to include the scaled disclosure afforded to smaller reporting companies in its Annual Report on Form 10-K for the fiscal year ended June 30, 2022.

Item 8. Financial Statements and Supplemental Data, page 56

Securities and Exchange Commission

February 17, 2023

3. Please tell us your consideration of presenting statements of comprehensive income, statements of cash flows, and statements of stockholders' equity for each of the three fiscal years ended June 30, 2022 in accordance with Rules 3-02 and 3-04 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and, as discussed in response to comment 2 above, the Company determined, in accordance with FRM Section 5120.1(c) and the SRC Adopting Release, that the Company was permitted to include the scaled disclosure afforded to smaller reporting companies in its Annual Report on Form 10-K for the fiscal year ended June 30, 2022.

Signatures, page 107

4. The annual report should also be signed by Kathleen Simpson-Taylor in her capacity as the Chief Accounting Officer or Controller or the person performing this function. Refer to General Instruction D(2)(a) to Form 10-K.

Response: The Company acknowledges the Staff’s comment and confirms that Kathleen Simpson-Taylor serves as the Principal Financial Officer and Principal Accounting Officer and will sign future annual reports in both capacities.

*****

If you have any questions or comments with respect to the above, please contact the undersigned at 310-587-1442.

Very truly yours,

/s/ Kathleen Simpson-Taylor

Chief Financial Officer and Executive

Vice President

cc: Greg Roberts, Chief Executive Officer

Abbe Dienstag and Daniel Zimmerman, Kramer Levin Naftalis & Frankel LLP

Carol Meltzer, General Counsel